Westerman Ball Ederer Miller & Sharfstein, LLP
170 Old Country Road
Mineola, New York 11501

June 13, 2007

VIA EDGAR ELECTRONIC TRANSMISSION:

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Corp. Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-141994 Filed June 6, 2007

Dear Ms. Long:

On behalf of Plastinum Corp. ("Plastinum"), and in response to comments received from the Staff in a phone call on June 11, 2007 between Staff attorney Craig Slivka and me in connection with the above referenced filing, we hereby submit the following responses, together with the filing of Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amendment”), a marked copy of which is enclosed with this letter indicating the changes therein from Amendment No. 1.

Response to Comment 1

As requested, we have included the disclosure regarding the private placement pursuant to which the selling stockholders acquired their warrants under Part II, Item 26 of the Amendment.

Response to Comment 2

As requested, our opinion has been revised by deleting assumptions (i) and (ii) and has been filed as Exhibit 5.1 to the Amendment. A blacklined, unsigned copy is attached for your convenience.

* * *

On behalf of Plastinum (the “Company”), we acknowledge that:

1)    The Company is fully responsible for the adequacy and accuracy of the disclosures in its filing;

2)    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3)    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Alan C. Ederer Alan C. Ederer

cc: Jacques Mot